15047225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 66125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SG AMERICAS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Wohl 201-839-8948
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Cullen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SG Americas Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER RUFFINO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RU5050164
Qualified in Dutchess County
My Commission Expires December 05, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SG AMERICAS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014
TABLE OF CONTENTS

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors of SG Americas Securities, LLC

We have audited the accompanying statement of financial condition of SG Americas Securities, LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SG Americas Securities, LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2015

SG AMERICAS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014
(In thousands)

Assets	
Cash	$ 775,128
Cash segregated for regulatory purposes	349,665
Receivables from brokers, dealers, and clearing organizations	905,432
Receivables from customers	221,719
Receivables from non-customers	7,323
Collateralized agreements:	
Securities purchased under agreement to resell	9,695,738
Securities borrowed	18,450,819
Securities received as collateral - at fair value	6,992,297
Financial instruments owned — at fair value	13,309,967
Financial instruments owned and pledged as collateral — at fair value	7,811,765
Total financial instruments owned — at fair value	21,121,732
Other assets	167,276
Total assets	$ 58,687,129
Liabilities and member's equity	
Short-term borrowings	$ 1,966
Payables to brokers, dealers, and clearing organizations	532,325
Payables to customers	560,563
Payables to non-customers	2,047,539
Collateralized financings:	
Securities sold under agreements to repurchase	28,227,597
Securities loaned	12,267,841
Obligation to return securities received as collateral - at fair value	6,992,297
Financial instruments sold, not yet purchased — at fair value	4,735,613
Accrued expenses and other liabilities	315,023
	55,680,764
Commitments, contingencies, and guarantees	
Subordinated borrowings	640,000
Member's equity	2,366,365
Total liabilities and member's equity	$ 58,687,129

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

SG Americas Securities, LLC (the "Company") is a Delaware limited liability company and wholly owned subsidiary of SG Americas Securities Holdings, LLC ("SGASH" or "Member"), a Delaware limited liability company. SGASH is a wholly owned subsidiary of Société Générale ("SG"), a large financial institution based in Paris, France. SG's core businesses include retail banking; corporate and investment banking with a global expertise in investment banking; financing and global markets. The Company provides a range of investment banking services including debt and equity capital market financing, debt and equity underwriting, fixed income and securitization sales and trading, mergers and acquisition advisory, equity derivatives sales and trading, global program trading, as well as clearing, settlement, and custodial services, primarily for affiliated companies. The Company services clients in such sectors as Financial Services, Energy & Natural Resources and Infrastructure, among others. The Company is also an active trader in the equities and futures markets.

The Company has its headquarters in New York City and offices in Boston, Chicago, Dallas, Houston, and Jersey City.

The Company is a registered broker and dealer of securities under the Securities Exchange Act of 1934, a primary dealer designated by the Federal Reserve Bank of New York ("FRBNY"), and a registered independent Introducing Broker with the Commodity Futures Trading Commission ("CFTC"). The Company is regulated by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association. The Company is a member of the New York Stock Exchange, the NASDAQ, and other regional exchanges.

On December 10, 2013, the Federal Reserve Board, SEC, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, and CFTC released final rules implementing the Volcker Rule, a part of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Volcker Rule"). The Volcker Rule became effective on April 1, 2014 with a conformance period that runs through July 21, 2015 except for certain aspects, including legacy covered fund aspects for which a 1 year extension to July 21, 2016 has been granted by Order of the Federal Reserve Board dated December 18, 2014. The Volcker Rule is designed to prohibit banks from engaging in proprietary trading and restricts the ability of owning, sponsoring or engaging in certain transactions with covered funds. Under the Volcker Rule, many activities are permitted to continue in particular brokerage, repo and securities lending activities, market making, underwriting, and risk mitigating/hedging activities, although, in part subject to onerous compliance requirements. As required by the regulation, SG has conducted a business assessment of its operations that are subject to Volcker Rule restrictions, evaluating the impact of these restrictions on its operations and is in the process of rolling out a compliance program to be fully in compliance by the end of the conformance period.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America that require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2014. Significant estimates and assumptions may include fair value measurement of certain financial instruments and provisions for

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

potential losses that may arise from litigation. The Company believes that the estimates utilized in the preparation of the statement of financial condition is reasonable. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash – Cash includes cash on hand and cash in depository accounts with major money center banks. There are no cash equivalents at December 31, 2014.

Cash segregated for regulatory purposes – The Company holds customer funds or securities and is therefore required to segregate cash or qualified securities in a special reserve bank account under the Customer Protection Rule – *SEC Rule 15c3-3 ("SEC Rule 15c3-3")*. As of December 31, 2014, amounts segregated consisted solely of cash.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase – The Company purchases securities under agreements to resell ("resale agreements") and takes possession of these securities. Resale agreements are treated as collateralized financing transactions. The Company also sells securities under agreements to repurchase ("repurchase agreements"). Resale and repurchase agreements are generally collateralized by U.S. government securities.

Resale and repurchase agreements are recorded at their contracted resale or repurchase amounts plus accrued interest. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return additional collateral pledged when appropriate. Contracted values of resale and repurchase agreements approximate fair value because they are generally short term in nature and are collateralized.

The Company nets certain resale and repurchase agreements with the same counterparty on the statement of financial condition when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC" or "Codification") 210-20-45-11 *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*, are met.

Interest and fees earned on resale agreements are included in *Interest and dividend income*, and interest and fees incurred on repurchase agreements are included in *Interest and dividend expense* on the statement of operations. Related accrued interest and fees are included in *Other assets* or *Accrued expenses and other liabilities* on the statement of financial condition.

Securities Borrowed and Securities Loaned – Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or other collateral for securities loaned transactions from the borrower. Securities borrowed and securities loaned transactions are generally collateralized by equity securities. The Company monitors the market value of the securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Contracted values of securities borrowed and securities loaned agreements approximate fair value because the transactions are generally short term in nature and are collateralized.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities collateral are also advanced or received in certain "non-cash" securities borrowed and securities loaned transactions. As required by FASB ASC 860 – *Transfers and Servicing ("ASC 860")*, in those instances where the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it reports the fair value of the securities received as *Securities received as collateral* and a corresponding *Obligation to return securities received as collateral* on the statement of financial condition.

Interest and fees earned on securities borrowed are included in *Interest and dividend income*, and interest and fees incurred on securities loaned are included in *Interest and dividend expense* on the statement of operations. Related accrued interest and fees are included in *Other assets* or *Accrued expenses and other liabilities* on the statement of financial condition

The Company enters into certain matched-book securities borrow and securities loan transactions as a conduit. As permitted by FASB ASC 940 – *Financial Services - Broker and Dealers*, the Company nets the income and expenses from these activities in *Interest and dividend income* or *Interest and dividend expense* on the statement of operations.

Securities Transactions – Proprietary securities transactions are entered into for trading purposes and generally include equity stock index securities, U.S. exchange traded funds ("ETFs"), corporate and other debts, and U.S. government and agency securities. Securities transactions in regular-way trades are recorded on a trade date basis and reported net by CUSIP in *Financial instruments owned – at fair value* and *Financial instruments sold, not yet purchased – at fair value*.

Financial instrument balances are carried at fair value, with related gains or losses recognized in *Principal transactions, net* on the statement of operations. The Company uses various valuation approaches, including published market prices or other relevant factors including dealer price quotations (See Fair Value Measurements section below). Interest and dividends from securities transactions are included in *Interest and dividend income* and *Interest and dividend expense* on the statement of operations.

The Company may pledge financial instruments owned for collateralized transactions and margin deposits at clearing organizations. In accordance with ASC 860, pledged financial instruments that can be sold or re-pledged by the secured counterparty are reported in *Financial instruments owned and pledged as collateral – at fair value* on the statement of financial condition.

Derivative Transactions – The Company enters into certain derivative transactions (futures, forwards, listed options contracts, and securities settled on a delayed delivery basis) for trading purposes. Gains and losses on derivatives used for trading purposes are included in *Principal transactions, net* on the statement of operations. The fair value of forwards, listed options contracts, and securities settled on a delayed delivery basis are included in *Financial instruments owned - at fair value* and *Financial instruments sold, not yet purchased - at fair value* on the statement of financial condition. The fair value of open futures contracts are reported net in *Receivables from brokers, dealers, and clearing organizations* or *Payable to broker, dealers, and clearing organizations* on the statement of financial condition.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company also enters into certain limited over the counter ("OTC") derivative transactions for purposes other than trading, as a means to economically hedge the fluctuation in certain deferred compensation obligations. Gains and losses on these contracts are included in *Other revenues, net* on the statement of operations. The fair value of these contracts are included in *Financial instruments owned – at fair value and Financial instruments sold, not yet purchased – at fair value* on the statement of financial condition.

Fair Value Measurements – A significant portion of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings. Fair value is defined as the price that could be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company uses its own assumptions to estimate those that market participants would use in pricing the asset or liability at the measurement date.

FASB ASC 820 – *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under ASC 820 — *Fair Value Measurements and Disclosures* are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical unrestricted assets or liabilities. The Company's Level 1 balances generally include U.S. government securities, equity stock index securities, and U.S. ETFs.

Level 2 – Quoted prices in markets that are not active or adjusted quoted prices in markets that are active, for which all significant inputs are observable, either directly or indirectly. The inputs are based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Company's Level 1 balances generally include certain exchange shares, corporate debt, certain U.S. government and agency securities, OTC Options, listed U.S. options and certain derivative contracts.

Level 3 – Unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company's Level 3 balances would generally include illiquid securities with no observable markets.

An instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. The Company uses prices and inputs that are current as of the measurement date. In periods of market disruptions, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified between levels (See Note 7).

Customer and Non-Customer Transactions – Customer and non-customer transactions on the accompanying statement of financial condition are defined by *SEC Rule 15c3-3.* Customer and non-customer balances may also include amounts related to client trades that are cleared through foreign affiliates and are reported in accordance with the Exemption of Certain Foreign Brokers or Dealers Rule – *SEC Rule 15a6 ("SEC Rule 15a6").*

Receivables from and payables to customers and non-customers include amounts due on cash and margin accounts on a settlement date basis, and securities failed-to-deliver/receive. The Company has securities owned by customers and non-customers in its possession. These securities are not reflected in the statement of financial condition.

Employee Compensation Plans – The Company's employees may participate in certain SG stock-based compensation plans (See Note 13). The Company recognizes compensation expenses related to stock and option based awards over the requisite service period.

Other Assets – The Company periodically evaluates the carrying value of other assets to determine if events or circumstances exist indicating that the asset may be impaired (see Note 6).

The Company has ownership interests in several exchanges. Due to the demutualization of some exchanges, the Company's ownership interests in exchanges are classified as either trading securities or exchange memberships and are included on the statement of financial condition as *Financial instruments owned - at fair value*, and *Other assets*, respectively. Exchange membership seats are recorded at cost, or if an other-than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Principal transactions, net – Principal transaction revenues include net gains and losses on all securities and derivatives transactions entered into for trading purposes. Revenues and related expenses resulting from securities and derivative transactions are recorded on a trade date basis.

Commissions and Fees – Commissions and fees generally include fees earned from the Company acting as an agent in buying and selling securities on behalf of counterparties, including affiliates. These fees are recognized on a trade date basis. Commissions and fees also include fees earned pursuant to certain intercompany agreements with SGASH and other affiliates. In accordance with these intercompany agreements, the Company acts in an agent and broker capacity on behalf of SGASH and affiliates in the U.S. markets (see Note 9).

Investment Banking – Investment banking includes fees earned from debt and equity capital market financing, debt and equity underwriting, and mergers and acquisition advisory services. The Company acts as an underwriter and earns revenue, which can include management fees, sales

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

concessions, and underwriting fees. Fee revenue relating to underwriting commitments is recognized when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Generally, this would occur on trade date when the deal is launched into the primary market. Underwriting revenues are recorded net of related syndicate expenses. Private placement revenue and fees from financial advisory assignments are recognized when the services to be performed under the terms of the engagement are substantially completed and the amount of the fees is determinable with collection reasonably assured.

Investment banking fees receivable are reported in *Other assets* on the statement of financial condition.

Dividends – The Company receives dividends on certain securities owned and pays dividends on certain securities sold short. The Company records dividends on ex-dividend date. Dividends from securities owned are reported in *Interest and dividend income* on the statement of operations. Dividends for securities sold short are reported in *Interest and dividend expense* on the statement of operations. Interest and dividend receivable and payable are reported on the statement of financial condition in *other assets* and *Accrued expenses and other liabilities*, respectively.

Foreign Currency – The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the statement of financial condition date. Gains and losses from foreign currency transactions are included in *Other revenues, net* on the statement of operations.

Income Taxes – The Company is a single member limited liability company that is disregarded for federal, state, and local income tax purposes. As such, for U.S. tax purposes, the activities of the Company are reported as part of SG's U.S. tax filings. No tax allocations were made from SG to the Company.

Accounting Developments - In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*. The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligations in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also specifies the accounting for some costs to obtain or fulfill a contract with a customer. In addition, this ASU requires an entity to disclose sufficient information to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU No. 2014-09 is effective for the Company on January 1, 2017. The Company is currently evaluating the impact that adoption of this ASU will have on its statement of financial condition.

In June 2014, the FASB issued ASU No. 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*. The amendments in this ASU require two accounting changes. First, the amendments in this update change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments in this ASU also require disclosures for certain transactions comprising (1) a transfer of a financial asset accounted for as a sale and (2) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. This ASU is effective for the Company on January 1, 2015. The Company does not expect the adoption of this ASU to have material impact on its statement of financial condition.

In June 2014, the FASB issued ASU No. 2014-12, *Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.* The amendments in this ASU require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in ASC 718, *Compensation-Stock Compensation* as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. As indicated in the definition of vest, the stated vesting period (which includes the period in which the performance target could be achieved) may differ from the requisite service period. ASU No. 2014-12 is effective for the Company on January 1, 2016. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements.

3. FINANCIAL INSTRUMENTS

Financial instruments owned – at fair value, including those pledged as collateral and financial instruments sold, not yet purchased – at fair value at December 31, 2014, consist of the following (in thousands):

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Equity securities	$11,237,375	$818,342
U.S. government and agency	9,312,804	3,675,425
Corporate debt	25,348	1
Derivative contracts	546,205	241,845
Total	$21,121,732	$4,735,613

3. FINANCIAL INSTRUMENTS (CONTINUED)

Pledged financial instruments that can be sold or re-pledged by the secured counterparty generally include equity securities, U.S. government and agency securities including treasury bills, treasury bonds, and agency securities and are reported in *Financial instruments owned and pledged as collateral – at fair value* on the statement of financial condition.

4. COLLATERALIZED TRANSACTIONS

In the normal course of business, the Company receives securities primarily in connection with resale agreements, securities borrowed, and custody agreements. In many cases, the Company is permitted by contract or custom to deliver or re-pledge the securities to counterparties in connection with entering into repurchase agreements, securities lending agreements, other secured financings, and meeting settlement requirements.

As of December 31, 2014, the fair value of securities received as collateral or due to custodial function by the Company that it was permitted by contract or custom to deliver or re-pledge was $64.0 billion, of which the Company delivered or re-pledged as collateral approximately $43.8 billion. This balance includes $22.1 billion of securities from non-customer affiliates primarily from custodial function.

The Company received securities in connection with certain non-cash securities loan agreements. At December 31, 2014, the fair value of securities received from these transactions totaled approximately $6.9 billion and are reflected as *Securities received as collateral* and *Obligation to return securities received as collateral.*

5. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2014, consist of the following (in thousands):

	Receivable	Payable
Deposits to/from clearing organizations	$389,226	$1,992
Securities failed-to-deliver/receive	411,168	173,408
Trades in process of settlement	1,511	325,949
Futures clearing balance with affiliate, net	100,068	0
Other	3,459	30,976
	$905,432	$532,325

The Company clears certain proprietary and customer securities transactions through securities clearing organizations and other clearing houses. Deposits to/from clearing organizations include good faith deposits and net settlement balances.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date. Securities failed to deliver and securities failed to receive also include amounts related to U.S. client trades that are cleared through foreign affiliates and are reported in accordance with SEC Rule 15a6.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS (CONTINUED)

Amounts receivable and payable for regular way securities transactions that have not yet reached their contractual settlement date are reported net in *Payables to brokers, dealers, and clearing organizations* on the statement of financial condition. Trades pending settlement at December 31, 2014 were settled without a material effect on the Company's statement of financial condition.

Other receivable and payable primarily includes commissions receivable from and payable to broker dealers.

6. OTHER ASSETS, ACCRUED EXPENSES AND OTHER LIABILITIES

Other Assets – The following table sets forth the amounts that are included in *Other assets* on the Company's statement of financial condition at December 31, 2014 (in thousands):

Deferred plan investments	$67,961
Dividends and interest receivable	80,686
Miscellaneous receivables and other	13,303
Other receivables from affiliates	3,944
Exchange memberships	1,382
Total	$167,276

Deferred plan investments include company owned life insurance policies with a cash surrender value of $67.9 million. The company-owned life insurance (COLI) is a life insurance product funded and owned by the Company. COLI is used to protect the Company from financial costs related to fund employee benefits. See Note 13 for employee benefits plans.

Dividends and interest receivables primarily include outstanding dividends and interest from trading securities and outstanding interest receivable from resale agreements and securities borrowed activities. Dividends and interest receivables include outstanding balances with SG and affiliates. At December 31, 2014, outstanding dividends and interest receivable from trading securities totaled $40.5 million and outstanding interest receivable from resale and securities borrowed activities totaled $40.2 million.

Miscellaneous receivables and other include accrued fee income, prepaid expenses, and other sundry receivables.

Other receivables from affiliates include outstanding balances from transactions entered into with SG and affiliates in the normal course of business and pursuant to Service Level Agreements ("SLAs"). Balances with affiliates are discussed in the related party transaction section in Note 9.

6. OTHER ASSETS, ACCRUED EXPENSES AND OTHER LIABILITIES (CONTINUED)

Accrued Expenses and Other Liabilities – The following table sets forth the amounts that are included in *Accrued expenses and other liabilities* on the Company's statement of financial condition at December 31, 2014 (in thousands):

Employee related payables	$154,509
Dividends and interest payable	70,870
Other liabilities	47,806
Payables to affiliates	41,838
Total	$315,023

Employee related payables include balances for employees' compensation and benefits and deferred compensation plan liabilities.

Other liabilities include legal fees, accrued expenses, and other sundry payables.

Dividends and interest payable include outstanding dividends payable from trading securities and outstanding interest payable from repurchase agreements, securities loaned, and other activities. Dividends and interest payable include outstanding balances with SG and affiliates. At December 31, 2014, outstanding dividends and interest payable from trading securities totaled $44.2 million and outstanding interest from repurchase agreements and securities loaned totaled $26.6 million.

Payables to affiliates include outstanding balances with SG and affiliates for operational and administrative support and management services. Balances with affiliates are discussed in the related party transaction section in Note 9.

7. FAIR VALUE MEASUREMENT

Fair Value Measurements on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value in Statement of Financial Condition
Assets				
Securities received as collateral - at fair value	$6,444,560	$547,737	$ -	$6,992,297
Financial instruments owned — at fair value:				
Equity securities	$11,237,360	$15	$ -	$11,237,375
U.S. government and agency	2,937,395	6,375,409	-	9,312,804
Corporate debt	-	25,348	-	25,348
Derivative contracts	42	546,163	-	546,205
	$14,174,797	$6,946,935	$ -	$21,121,732
Liabilities				
Obligation to return securities received as collateral - at fair value	$6,444,560	$547,737	$ -	$6,992,297
Financial instruments sold, not yet purchased — at fair value:				
Equity securities	$818,187	$155	$ -	$818,342
U.S. government and agency	933,626	2,741,799	-	3,675,425
Corporate debt	-	1	-	1
Derivative contracts	68	241,777	-	241,845
	$1,751,881	$2,983,732	$ -	$4,735,613

7. FAIR VALUE MEASUREMENT (CONTINUED)

During the year, exchange traded equity options in the amount of $484.7 million long and $203.2 million short have been transferred from Level 1 to Level 2. There were no assets or liabilities measured at fair value on a non-recurring basis during 2014.

There were no purchases, sales, and unrealized/realized gains and losses related to Level 3 assets and liabilities during the year ended December 31, 2014.

Valuation Techniques:

- **Equity Securities** – *Exchange traded equity securities*: Exchange traded equity securities are measured based on quoted exchange prices in active markets, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

  Non-exchange traded equity securities: Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed from recently executed market transactions and are categorized as Level 2 in the fair value hierarchy.

- **U.S. Government and Agency Securities** – *Treasury Securities*: U.S. Treasury securities are measured based on quoted market prices and generally categorized as Level 1 of the fair value hierarchy.

  U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are measured based on quoted market prices and trade data for identical or comparable securities and generally classified as Level 2 of the fair value hierarchy.

- **Corporate Debt** – Corporate debt securities held by the Company are traded OTC and are classified as Level 2. Prices of debt securities which cannot be observed in the market either directly or through comparative securities are valued using broker quotes or models which may incorporate inputs that are observable.

- **Derivatives** – *Listed Derivative Contracts*: Listed derivative contracts entered into by the Company generally include listed options, futures contracts, and securities settled on a delayed delivery basis, which are measured based on quoted exchange prices which are generally obtained from pricing services if they are actively traded. Securities settled on a delayed delivery basis are generally categorized as Level 1 in the fair value hierarchy and are reflected in the table above. The fair value of listed equity options contracts are measured based upon models that calibrate to market-clearing levels and are generally categorized as Level 2 in the fair value hierarchy. The fair values of futures contracts are excluded from the table above and are reported net in *Receivables from brokers, dealers, and clearing organizations* or *Payables to brokers, dealers and clearing organizations* on the statement of financial condition. At December 31, 2014, the net receivable related to futures contracts totaled $100.0 million. If these exchange traded futures contracts were included in the fair value hierarchy, all would have been classified as Level 1.

7. FAIR VALUE MEASUREMENT (CONTINUED)

OTC Derivative Contracts: OTC equity derivative contracts include derivative contracts entered into by the Company to economically hedge its exposure to certain deferred compensation liabilities. These contracts are generally valued using observable inputs. OTC derivative contracts are primarily categorized in Level 2 of the fair value hierarchy given that valuation models require observable inputs generally including contractual terms, market prices of underlying instruments, yield curve and measures of volatility.

- **Securities received as collateral from non-cash securities loaned** – If the securities received as collateral are exchange traded equity securities and/or U.S. government securities, they are measured based on quoted exchange prices, which are generally obtained from pricing services. As such, non-cash securities loaned are categorized as Level 1 in the fair value hierarchy. If the securities received as collateral are non-exchange traded equity securities and/or non government and agency debt securities, they are measured primarily using broker quotations, pricing service data from external providers and prices observed from recently executed market transactions. These securities are categorized within Level 2 of the fair value hierarchy.

8. OFFSETTING

The Company enters into derivatives transactions, securities purchase agreements under agreement to resell, securities sold under agreement to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, cover short positions and to fund Company's trading inventory. The Company manages credit exposure from certain transactions by entering into master netting agreements and collateral arrangements with counterparties. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. The Company does not net the balances related to these financial instruments in the statement of financial condition. In certain cases the Company may agree for collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. Default events generally include, among other things, failure to pay or insolvency or bankruptcy of a counterparty.

The following tables present information about the offsetting of these instruments and related collateral amounts (in thousands):

8. OFFSETTING (CONTINUED)

Assets

	Gross Amount of Recognized Assets	Gross Amount Offset on the Statement of Financial Condition	Net Amount of Assets Presented in Statement of Financial Condition	Amounts Not Offset but Eligible for Offsetting Upon Counterparty Default	Net Amounts
Derivatives-Listed Equity Options	$512,970	-	$512,970	($206,270)	$306,700
Derivatives -TBA	24,307	-	24,307	-	24,307
Derivatives -OTC	8,807	-	8,807	-	8,807
Delayed delivery	120	-	120	-	120
Securities purchased under agreement to resell	12,199,822	(2,504,084)	9,695,738	(9,694,831)	907
Securities borrowed	18,450,819	-	18,450,819	(18,048,878)	401,941
Securities received as collateral - at fair value	6,992,297	-	6,992,297		6,992,297

Liabilities

	Gross Amount of Recognized Liabilities	Gross Amount Offset on the Statement of Financial Condition	Net Amount of Liabilities Presented in Statement of Financial Condition	Amounts Not Offset but Eligible for Offsetting Upon Counterparty Default	Net Amounts
Derivatives-Listed Equity Options	$206,270	-	$206,270	($206,270)	-
Derivatives -TBA	28,650	-	28,650	-	$28,650
Derivatives -OTC	6,838	-	6,838	-	6,838
Delayed delivery	86	-	86	-	86
Securities sold under agreements to repurchase	30,731,682	(2,504,084)	28,227,598	(27,934,835)	292,763
Securities loaned	12,267,841	-	12,267,841	(12,025,628)	242,213
Obligation to return securities received as collateral	6,992,297	-	6,992,297		6,992,297

9. RELATED PARTY TRANSACTIONS

At December 31, 2014, amounts outstanding to and from affiliates are reflected in the statement of financial condition as set forth below (in thousands):

Assets:	
Cash	$65
Receivables from brokers, dealers and clearing organizations	100,068
Receivables from customers	4,686
Receivables from non-customers	48
Securities purchased under agreements to resell	5,772,485
Securities borrowed	1,288,954
Securities received as collateral	1,644,397
Financial instruments owned — at fair value	4,505
Other assets	15,584
Liabilities:	
Short-term borrowings — (refer to Note 9)	1,721
Payables to customers	378,358
Payables to non-customers	2,047,539
Payables to brokers, dealers and clearing organizations	1,512
Securities sold under agreements to repurchase	234,304
Securities loaned	1,427,455
Obligation to return securities received as collateral	1,644,397
Financial instruments sold, not yet purchased	1,361
Accrued expenses and other liabilities	62,385
Subordinated borrowings — (refer to Note 11)	640,000

The related party balances set forth in the table above resulted from transactions between the Company and SG and affiliates in the normal course of business as part of its trading, clearing, financing, and general operations. In addition, certain costs have been allocated from SG and affiliates to the Company for operational and administrative support and management services.

Cash

The Company maintains certain bank accounts at an affiliated bank. These bank balances are included in *Cash* on the statement of financial condition and are as set forth in the table above.

Broker Dealers and Clearing Organizations

The Company clears proprietary futures transactions through an affiliate clearing broker dealer. At December 31, 2014, the Company reported a net receivable with the clearing broker in *Receivables to brokers, dealers, and clearing organizations* on the statement of financial condition, and as set forth in the table above.

9. RELATED PARTY TRANSACTIONS (CONTINUED)

Customers and Non-customers

The Company carries clearing and settlement accounts of SG and affiliates and provides securities clearing, settlement, and custody services for their U.S. trading activities. Clearing and settlement balances are reflected in *Receivables from* and *Payables to customers and non-customers* on the statement of financial condition and are as set forth in the table above. Outstanding receivables

related to fees earned totaled $3.8 million and are included in *Other assets* on the statement of financial condition.

Interest and Dividends

The Company pays interest on free credit balances and credit balances resulting from SG and affiliates' short sales activities. Related outstanding payables are minimal and are reported in *Accrued expenses and other liabilities* on the statement of financial condition.

Collateralized Transactions

The Company also enters into various collateralized agreements and financing transactions with SG and affiliates.

- The Company enters into short-term resale and repurchase agreements with affiliates in connection with short sales and other collateralized transactions. Resale agreements are entered into primarily to acquire the securities needed for clearing organization margin deposits or to invest excess cash from operating activities. Resale agreements are included in Securities purchased under agreements to resell on the statement of financial condition and are as set forth in the table above. Repurchase agreements are entered into to finance certain operating activities. Repurchase agreements are included in Securities sold under agreements to repurchase on the statement of financial condition and are as set forth in the table above.

  The outstanding receivables related to resale agreements of $2.5 are included in *Other assets.* The outstanding payable balance relating to repurchase agreements with SG and affiliates are included in *Accrued expenses and other liabilities* on the statement of financial condition.

- The Company acts as a conduit for certain stock borrowing and lending activities for SG and affiliates. The Company primarily borrows from third party counterparties and lends to SG and affiliates. Other stock borrowing and lending activities are entered into in connection with short sales and other financing activities.

  When cash collateral is advanced or received, these activities are recorded at the contract amount in *Securities borrowed* and *Securities loaned* on the statement of financial condition and are as set forth in the table above. When securities collateral is received in connection with certain stock loan agreements, the fair value of the securities received is reported in *Securities received as collateral* and *Obligation to return securities received as collateral* on the statement of financial condition. Affiliated balances in connection with these securities loan agreements are as set forth in the table above.

9. RELATED PARTY TRANSACTIONS (CONTINUED)

Outstanding rebate receivable and payables related to match book securities borrow and loan activity totaled $9.2 million and $1.8 million respectively, and are included in *Other assets* and *Accrued expenses and other liabilities* in the statement of financial condition.

Derivatives

The Company entered into various forward contracts with SG. As of December 31, 2014, the fair values of these open forward contracts totaled $1.7 million, and are reported in *Financial instruments owned – at fair value* on the statement of financial condition.

The Company also entered into certain OTC derivative contracts with an affiliate to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. As of December 31, 2014, the fair value asset and liability of these derivatives, net of cash paid or received, totaled $1.6 million and $1.4 million, respectively. The fair value of these contracts are included in *Financial instruments owned - at fair value* on the statement of financial condition.

Service Level Agreements ("SLAs")

The Company is party to various SLAs with SG and affiliates. Under these agreements, the Company provides or receives services for operational and administrative support and managerial services. Cost allocations include, but are not limited to administration and security, credit administration, risk management, human resources administration and insurance. Pursuant to the various agreements, certain revenues and expenses are allocated to and from the Company.

- Pursuant to certain SLAs, the Company receives reimbursement for invoices paid on its affiliates' behalf. At December 31, 2014, outstanding receivables related to such reimbursements from affiliates totaled $0.3 million and are included in *Other assets* on the statement of financial condition.

- Outstanding payables relating to certain costs that have been allocated to SG and affiliated to the Company for operational, administrative and management services totaled $60.5 million and are included in *Accrued expenses and liabilities* on the statement of financial condition.

10. SHORT-TERM BORROWINGS

Short-term borrowings generally include bank loans from affiliated companies and bank accounts with credit balances that are used to fund operating activities. As of December 31, 2014, there were $1.7 million outstanding short-term borrowings from affiliated companies. Credit balances in bank accounts totaled $0.2 million at December 31, 2014.

11. SUBORDINATED BORROWINGS

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Subordinated borrowings may be

11. SUBORDINATED BORROWINGS (CONTINUED)

repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

Subordinated borrowings are obtained from affiliated companies at prevailing market rates. As of December 31, 2014, subordinated borrowings totaled $640.0 million, and are pursuant to multiple subordination agreements with SG. Subordinated borrowings bear interest at floating rates, ranging from 3 month LIBOR + 50 basis points to 3 month LIBOR + 70 basis points. Subordinated borrowings mature no earlier than 2016. Subordinated borrowing agreements contain an automatic rollover provision, whereby the maturity date will be extended an additional year, providing the Company does not give notice of repayment on or before the thirteenth month preceding the scheduled maturity date. Fair value of the subordinated borrowings is approximately $633.1 million at December 31, 2014 based on discounted cash flows using 2 year constant maturity treasury adjusted for the borrower's CDS spread on subordinated issues. Subordinated borrowings are not carried at fair value and therefore not included in the fair value hierarchy. If these subordinated borrowings were included in the fair value hierarchy, all would have been classified as Level 3.

Outstanding payables related to interest on subordinated borrowing are included in *Accrued expenses and other liabilities* on the statement of financial condition.

12. EMPLOYEE BENEFIT PLANS

Employees are eligible to participate in a 401(k) Savings Plan (the "401(k) Plan") through Societe Generale's Savings and Investment Retirement Plan from the date of hire if they are at least 21 years of age. Employees are able to make a maximum allowable contribution of $17,500, with an additional $5,500 "catch-up" contribution for anyone who became age 50 or older in 2014, of their pre-tax compensation, as defined, subject to certain Internal Revenue Service limitations. The Company matches 100% of employee contributions to the 401(k) Plan up to a maximum of 3% of the employee's compensation subject to Internal Revenue Service limitations. All employee contributions are 100% vested immediately and all employer contributions are subject to a five-year vesting schedule.

The Company is also a participant in two pension plans, the Societe Generale U.S. Operations Pension Plan and the SG Pension Plan (collectively, the "Pension Plans"). These are noncontributory defined benefit pension plans covering eligible employees of the Company as defined by the Pension Plans that are administered by SG. In 2014, some of the terminated and vested plan participants elected to take lump-sum payment in lieu of their vested benefits. The plan sponsor curtailed the pension plans and therefore, plan participants will not earn additional pension credits for services provided after 2014.

13. DEFERRED COMPENSATION AND SG STOCK INCENTIVE PLANS

The Company sponsors a voluntary deferred compensation plan for eligible employees ("Participants"). The liabilities related to this deferred compensation plan are joint and several with SG. Company contributions are made on a tax deferred basis. Employee bonus deferrals are charged to expense in the year of the award. Participants are allowed to invest their deferred bonus in select investment funds. The value of the deferred compensation liability will fluctuate based on changes

13. DEFERRED COMPENSATION AND SG STOCK INCENTIVE PLANS (CONTINUED)

in value of the investment funds. As of December 31, 2014, deferred compensation liability of $42.6 million is included in *Accrued expenses and other liabilities* on the statement of financial condition.

Each year the Company requires selected employees to defer a portion ("fidelity bonus nominal") of their bonus compensation ("Involuntary Plan"). Plan participants' fidelity bonus nominal amounts track the performance of SG shares or select investment funds during the vesting period (the fidelity bonus is said to be "invested" in SG shares or select investment funds). The deferred portion of the bonus compensation is expensed ratably over the requisite service period of approximately three to four years. The value of the deferred compensation liability may change based on the performance of SG stock.

The Company has recorded an involuntary deferred compensation plan liability of $45.6 million, which is included in *Accrued expenses and other liabilities* on the statement of financial condition. The amount of nonvested share based fidelity bonus is $13.5 million, which will be recorded over the weighted average life of 26 months.

Under the Involuntary Plan, certain employees elected to defer vested bonuses further than initial period of vesting. As of December 31, 2014, the related outstanding liability totaled $7.7 million, and is reported in *Accrued expenses and other liabilities* on the statement of financial condition.

The Company's employees are granted awards under three additional SG stock incentive plans. The SG Global Employee Share Ownership Program ("GESOP"), allows employees to purchase SG stock at a discount. The Company provides matching contributions as defined by the GESOP; SG grants options to purchase shares of SG stock to certain employees of the Company. Generally, the options become exercisable upon the completion of a three-year vesting period and expire seven years from the date of grant; SG grants free SG shares to certain eligible employees under its Deferred Shares Plan. All beneficiaries are subject to the condition of presence at the end of the applicable vesting period. The fair value of the free shares granted, measured at the grant date, is recognized over the vesting period during which an employee is required to provide service in exchange of shares.

14. DERIVATIVES AND OFF-BALANCE-SHEET RISKS

In the ordinary course of business, the Company enters into contractual commitments (futures on indices, equities and interest rates; options on indices and equities; and forward contracts on equities) with off-balance-sheet risk in order to meet its financing and trading needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk (including interest rate and equity price risk), which may be in excess of amounts recognized in the statement of financial condition. The Company determines the credit quality of counterparty based on internal credit risk grades, collateral and collection experience. Management believes the consummation of these commitments will have no material adverse effect on the Company's financial position.

The table below sets forth the Company's derivative financial instruments that were executed through regulated exchanges and OTC, at contract or notional amounts, together with their fair value at December 31, 2014 (in thousands). These are not designated as hedging instruments.

14. DERIVATIVES AND OFF-BALANCE-SHEET RISKS (CONTINUED)

Derivative Assets	Reported on Balance Sheet	Gross Fair Value	Contractual/ Notional Amount
Listed Equity Options Long	Financial instruments owned - at fair value	512,970	$6,402,409
Forward Equity Contracts	Financial instruments owned - at fair value	8,807	295,276
TBA	Financial instruments owned - at fair value	24,307	16,182,852
Delayed Delivery USTG	Financial instruments owned - at fair value	42	381,624
Delayed Delivery Agencies	Financial instruments owned - at fair value	78	77,367
Derivative Liabilities			
Listed Equity Options Short	Financial instruments sold, not yet purchase - at fair value	($206,270)	$5,303,190
Forward Equity Contracts	Financial instruments sold, not yet purchase - at fair value	(6,838)	-
TBA	Financial instruments sold, not yet purchase - at fair value	(28,650)	18,179,604
Delayed Delivery USTG	Financial instruments sold, not yet purchase - at fair value	(68)	161,367
Delayed Delivery Agencies	Financial instruments sold, not yet purchase - at fair value	(18)	68,714

In addition to the above, the Company had open long and short futures contracts with notionals of $3.0 billion and $40.8 billion, respectively as of December 31, 2014. The net unsettled fair value on the futures contracts was $100 million, which is included in *Receiveables from brokers, dealers and clearing organizations* on the statement of financial condition.

The Company's futures contracts, which are future commitments to buy or sell equity stock indexes, interest rate, and currency financial instruments, are executed on an exchange, and cash settlement is made on a daily basis for market movements. Futures contracts mature at various dates through June 2018.

The Company's listed options contracts, which consist of various call and put options on equity stock indexes. Options contracts expire at various dates through January 2016.

Equity forward contracts include certain agreements with SG to deliver securities at maturity. These agreements mature in less than one year.

Delayed delivery transactions are purchases or sales of securities for which the date of settlement is extended.

Derivative financial instruments used for purposes other than trading include certain contracts entered into by the Company to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. At December 31, 2014, the Company had contracts with notional amounts totaling $50.1 million and net assets totaling $0.3 million. The fair values of these contracts are reported in *Financial instruments owned – at fair* value and *Financial instruments sold, not yet purchased – at fair value* on the statement of financial condition. These contracts were entered into with an affiliate and carry expirations ranging from February 2015 to September 2017.

14. DERIVATIVES AND OFF-BALANCE-SHEET RISKS (CONTINUED)

The Company does not offset fair value amounts recognized for derivative instruments on the statement of financial condition.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

15. CONCENTRATION OF CREDIT RISK

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading, and brokerage activities in which counterparties primarily include other broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of the default depends on the creditworthiness of the counterparty or issuer of the instruments.

It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company also minimizes credit risk associated with collateralized agreements and financings by monitoring credit exposure on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

16. COMMITMENTS, CONTINGENT LIABILITIES, AND GUARANTEES

Commitments – The Company has certain contractual obligations under long-term non-cancelable sublease agreements with an affiliate, principally for office space and facilities and includes escalation provisions.

At December 31, 2014, the Company had commitments to enter into future securities borrow and securities loan agreements starting January 2, 2015. At December 31, 2014, commitments in connection with securities borrowed totaled $164.2 million, of which $0.2 million are with SG. Commitments related to securities loaned totaled $164.0 million, all of which are with SG.

At December 31, 2014, the Company had commitments to enter into purchases of securities under agreement to resell for $240.2 million, starting January 2, 2015, all of which are with SG.

Contingent Liabilities – In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements, and the Company can reasonably estimate the amount of that loss, the Company will accrue the estimated loss by a charge to income. The evaluation will also consider

16. COMMITMENTS, CONTINGENT LIABILITIES, AND GUARANTEES (CONTINUED)

the existence of any affiliate or third party indemnification agreements. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to any previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For legal proceedings, the Company does not believe, based on current knowledge and after consultation with counsel, that the resolution of such proceedings will have a material adverse effect on the Company's statement of financial condition.

Guarantees – In the normal course of business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, against potential losses in connection with their acting as an agent of or providing services to, the Company.

The Company applies the provisions of the FASB ASC 460 – *Guarantees* which provides accounting and disclosure requirements for certain guarantees. FASB ASC 460 – *Guarantees* requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. However, the Company is not party to such guarantees.

17. REGULATORY REQUIREMENTS

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is the greater of 2% of aggregate debit balances arising from customer transactions or $1.5 million. The Company is also subject to minimum financial requirements pursuant to CFTC regulations. In addition, the Company is expected to maintain a minimum net capital level of $150.0 million as a primary dealer. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%, or $19.6 million.

At December 31, 2014, the Company had net capital of $1.842 billion, which was $1.826 billion in excess of the net capital requirement of $8.2 million.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2014, the Company had a customer reserve requirement of $133.2 million. At December 31, 2014, the Company had approximately $349.7 million reflected on the statement of financial condition as *Cash segregated for regulatory purposes.*

18. SUBSEQUENT EVENTS

The Company evaluates subsequent events through the date on which the statement of financial condition is issued. The Company did not note any subsequent events requiring disclosure or adjustments to the statement of financial condition.

18. SUBSEQUENT EVENTS (CONTINUED)

On January 2, 2015, SG contributed 100% of the Limited Partnership interest in Newedge USA LLC ("NUSA") to SGASH. Simultaneously, with the approval of FINRA, SGASH merged 100% of NUSA into SGAS. NUSA's primary business activity involved brokerage; i.e., executing and clearing customer orders and trades across a variety of asset classes, including futures and options, securities and certain OTC derivatives (primarily FX). The total assets of the combined SGAS and NUSA are $94.2 billion. The surviving company after the merger is SGAS.